EXHIBIT 99.1

Wowjoint Holdings Limited Reports Financial Results for the Six Months Ended June 30, 2013

  Order backlog is $12.7 million as of June 30, 2013.
  Revenue increased 116% to $5.4 million
  Gross margins increased to 42.8% for six months ended June 30, 2013, an increase of 920 basis points from 33.6% in six months ended June 30, 2012.
  Revenue guidance for the second half of 2013 is $7-9 million.

BEIJING, Aug. 16, 2013 (GLOBE NEWSWIRE) -- Wowjoint Holdings Limited ("Wowjoint" or the "Company") (OTC:BWOWF), China's innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the six months ended June 30, 2013.

Six Months Ended June 30, 2013

  Revenue for the Company's six month period ended June 30, 2013 was $5.4 million compared to $2.5 million for the same period of 2012.
  Gross profit was $2.3 million compared to $0.9 million for the same period last year. Gross margins increased to 42.8% for the six month period ended June 30, 2013 from 33.6% for the same period last year.
  Operating income was $79,000 for the first six months of 2013 compared to a loss of $1.9 million for the same period 2012.
  Net loss for the six month period ended June 30, 2013 was $8,000, compared to net loss of $1.3 million for same period 2012.

Cost of sales for the six months ended June 30, 2013 was approximately $3.1 million as compared to $1.7 million for the six months ended June 30, 2012. The higher cost of sales in 2013 was attributable to higher sales volume. The gross profit margin increased from 33.6% to 42.8% due to the contribution by higher margin lease contracts, equaling approximately 85% of total revenue in the first half of 2013. Operating expenses for the six months ended June 30, 2013 were approximately $2.2 million compared to $2.7 million for the same period in 2012, as Wowjoint has been focused on reducing general & administrative expenses. Selling expenses for the six months ended June 30, 2013 totaled $0.6 million compared to the $0.7 million in the same period of 2012, as the Company maintained its marketing efforts in China and various global markets.

"The first half of the year saw strong gross margins, as well as a significant increase in revenue. Both of these are substantial improvements from the first half of 2012, due to a large increase in our leasing revenue and our international expansion into another new market, Indonesia," commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. "In addition, we continue to pursue vertical markets such as the luxury goods/boat and wind power lifting machines. We attended a conference in Dubai in April 2013 that focused on our Marine Hoist for the high number of yachts that exist in the UAE and surrounding countries. We believe that these and other vertical markets are a great opportunity for Wowjoint and will be ideal for our new manufacturing and R&D facility near Shanghai."

Balance Sheet as of June 30, 2013

  Cash and cash equivalents totaled $2.3 million as of June 30, 2013 compared to $1.7 million as of December 31, 2012.
  Accounts receivable were $10.1 million as of June 30, 2013 as compared to $8.1 million as of December 31, 2012.
  Inventories increased to $6.6 million, due to increased sales and procurement of materials, from $3.7 million on December 31, 2012.
  The Company had total stockholders' equity of $18.7 million, with total assets of $48 million versus total liabilities of $29.3 million on June 30, 2013.

Business Updates

During 2013, Wowjoint continued to be active in international marketing outreach. For the six months ended June 30, 2013, 14% of total revenue represented international sales. The Company established employees and/or partnerships in North America, South America, Europe, South East Asia/India, East Asia, and the Arab World. In addition, Wowjoint has attended conferences around the world to enhance its marketing outreach in areas such as Dubai and other emerging markets.

In April 2013, Wowjoint signed a contract with Kajima-Waskita Joint Operation, an Indonesian company. The contract value is $1.47 million. The contract includes three of the Company's machines, a launching gantry, a tyre trolley, and an overhead gantry crane, as well as accessories. The full contract value is expected to be recognized during 2013. Indonesia is a new international market for Wowjoint, which follows its success last year in Malaysia and Peru.

"We continue to focus on leasing and international contracts, as the Chinese market remains fairly slow at this time. However, there is anticipated infrastructure spending in China, which was announced by the Chinese government, that we hope to benefit from next year," stated Mr. Liu. "In April of this year, we commenced manufacturing in our new facility near Shanghai and we are excited for future opportunities that will be available for that location. We are also very pleased to have increased our gross margins, expanded our international locations and grown our customer base. We believe our determination and drive to expand our business into other countries and vertical markets will result in continued growth."

Revenue Guidance and Contract Backlog

For the second half of fiscal year 2013, management anticipates total revenue in the range of approximately $7 million to $9 million. As of June 30, 2013, Wowjoint's backlog of executed contracts totaled approximately $12.7 million.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well-positioned to benefit directly from worldwide infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Wowjoint also continues to expand into other countries and vertical markets, which will help to sustain and balance the Company's growth. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Six Months Ended
	June 30, 2013	June 30, 2012

Sales
Machinery sales	809	1,212
Technical service	0	0
Lease income	4,573	1,336
Total sales	5,382	2,548

Cost of goods sold	3,081	1,691
Gross profit	2,302	857

Operating expenses:
Selling expenses	615	712
General and administrative expenses	1,607	2,032
Total operating expenses	2,223	2,744

Income from operations	79	(1,887)

Other expenses:
Interest expense (net)	150	151
Bank expense	16	14
Foreign currency exchange loss (gain)	--	3
Other expense (profit)	(174)	(790)
Total other expenses	(8)	(622)

Income before income taxes	87	(1,265)

Income taxes (Benefits) expenses	95	0

Net income attributed to ordinary shareholders	(8)	(1,265)

Earnings per share
Basis	(0.00)	(0.00)
Diluted	(0.00)	(0.00)

Weighted average number of shares used in computing earnings per share
Basis	8,337,320	8,337,320
Diluted	8,337,320	8,337,320

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	June 30,	December 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	2,266	1,714
Restricted cash	825	973
Accounts receivable(net)	10,122	8,083
Other Receivables, net	228	133
Note Receivable, net	26	48
Advances to suppliers	5,551	3,567
Inventories	6,588	3,739
Costs and estimated earnings in excess of billings	2,129	2,250
Prepaid expense - Short-term	--	0
Due from Related Parties	--	0
Total Current Assets	27,735	20,506

Property, plant and equipment, net	12,535	12,396
Construction in Progress	4,572	5,301
Intangible asset, net	3,182	3,141
Other Long Term Asset - Deposit	--	2
Total Assets	48,024	41,347

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	4,973	2,539
Accounts payable and accrued expenses	10,740	8,683
Advances from customers	5,549	3,414
Taxes payable	4,509	4,602
Other payables	2,888	1,992
Due to Related Parties	--	316
Bank Loan - Short Term	642	476
Total Current Liabilities	29,300	22,022

Bank Loan - Long-term	--	635
Total Liabilities	29,301	22,657
Stockholders' Equity:
Common stock	8	8
Additional paid in capital	4,755	4,755
Warrants	5,581	5,581
Statutory surplus reserves	3,025	3,025
Retained earnings	3,283	3,291
Accumulated other comprehensive income	2,072	2,031
Total Stockholders' Equity	18,723	18,690

Total Liabilities and Stockholders' Equity	48,024	41,347

WOWJOINT HOLDINGS LTD
Statement of Cash Flows
(US dollars in thousands)

	Six Months Ended
	June 30, 2013	June 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(8)	(1,265)
Adjustments to reconcile net income to net cash provided by operating activities:	--	--
Depreciation and amortization	497	449
Bad debt expense	78	83
Other	--	--
Changes in operating assets and liabilities:	--	--
Accounts receivable	(2,117)	3,061
Other receivables	(95)	(57)
Advances to suppliers	(1,984)	35
Inventories	(2,849)	(31)
Costs and estimated earnings in excess of billings	121	(686)
Prepaid expense – Short-term	--	--
Accounts payables and accrued expenses	2,057	(2,165)
Notes Receivable	22	--
Other payables	572	263
Unearned lease income	--	--
Advances from customers	2,135	(361)
Taxes payable	(93)	(481)
Billings in excess of costs and estimated earnings	--	--
Total adjustments	(1,656)	110
Net cash (used in) provided by operating activities	(1,664)	(1,155)

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term investment		--
Purchase of property, plant and equipment	(636)	(1,021)
(Increase)/Decrease in Billings in Construction in Progress	729	--
Prepaid expense - Long-term	--	--
Net cash used in investing activities	93	(1,021)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term loans	(2,266)	(13)
Proceeds from short-term loans	4,231	--
Proceeds from long-term loans	--	(480)
Restricted cash	150	(67)
Due from related parties	--	54
Due to related parties	--	(54)
Net cash provided by (used in) financing activities	2,115	(560)

NET INCREASE (DECREASE) IN CASH	544	(2,736)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	8	380
CASH, BEGINNING OF PERIOD	1,714	4,627

CASH, END OF PERIOD	2,266	2,271

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest received	6	--
Interest paid	105	158
Income tax paid	185	316
CONTACT: For additional information contact:

         Wowjoint Holdings:
         Aubrye Foote, Vice President, Investor Relations
         Tel: +1-530-475-2793
         Email: aubrye@wowjoint.com

         Website: www.wowjoint.com